UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001- 34429

(Check One): ☐ Form 10-K    ☑ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D
☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 31, 2014

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Pampa Energía S.A.
Full Name of Registrant

Former Name if Applicable

Ortiz de Ocampo 3302, Building #4

Address of Principal Executive Office (Street and Number)

City of Buenos Aires, Argentina, C1425DSR

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10‑Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Argentine Secretariat of Energy recently issued Resolution No. 32/2015 (“Resolution 32”), which provided for a temporary increase in the income of our subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) as from February 1, 2015, to pay for expenses incurred and investments made by Edenor in connection with Edenor’s rendering of the energy distribution utility service, subject to compliance with certain conditions.  The analysis by us and Edenor of the scope of Resolution 32 and its impact on Edenor and, as a result, on us, has consumed significant time and attention of senior management and personnel that is also devoted to the preparation of the annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 20-F”).  As a result of the foregoing, we will be unable to file the 2014 20-F within the prescribed time period without unreasonable effort or expense. It is anticipated that the 2014 20-F will be filed within 15 calendar days following the prescribed due date.

PART IV—OTHER INFORMATION

(1)               Name and telephone number of person to contact in regard to this notification

        Gerardo Carlos Paz                                  + 54 11                  4809-9500

                 (Name)                                            (Area Code)     (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☑ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in our local audited financial statements as of and for the year ended December 31, 2014 that were filed with the Comisión Nacional de Valores (Argentine National Securities Commission) and furnished to the Commission on Form 6-K on April 7, 2015. We expect that the results of operations reflected in the audited financial statements as of and for the year ended December 31, 2014 (prepared in accordance with IFRS as issued by the IASB) to be included in the 2014 20-F will be consistent in all material respects with the results of operations set forth in the Form 6-K furnished to the Commission on April 7, 2015.

Pampa Energía S.A.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2015                                        By: /s/ Ricardo Alejandro Torres

                                                                        Name: Ricardo Alejandro Torres

                                                                        Title:   Co-Chief Executive Officer